SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Rafael Aravot ——————————— Rafael Aravot Chairman of the Board and CEO

Date: October 11, 2005

Immediate Disclosure

Notice is hereby given that on October 2, 2005 RoboGroup T.E.K. Ltd. (the “Company”) filed an immediate report with the Israeli Securities Authority regarding the replacement of the Company’s Corporate Finance Controller as follows:

Mr. Yehuda Cohen, who served as the Company’s Corporate Finance Controller since December 1, 2003, resigned from his office effective as of October 1, 2005. Mr. Cohen was replaced, starting on October 1, 2005, by Mr. Ziv Shpringer.

Mr. Shpringer is a graduate of the College of Management- Business Administration and Accounting Faculty, in Rishon Lezion and had served as treasurer and as report and control officer in Anerco Enterprise Ltd. for the past 3 years. Mr. Shpringer had also served as an Accountant at the accounting firm Chaikin, Cohen, Rubin & Gilboa for two years.

Mr. Shpringer is not a family member of any of the Company’s officers or related parties.

To the best knowledge of the Company, the circumstances of the replacement of its Corporate Finance Controller do not require specific disclosure to the Company’s shareholders.